Exhibit 99.2

CCH Holdings Ltd

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

TO BE HELD ON SEPTEMBER 03, 2026

THE BOARD RECOMMENDS A VOTE FOR THE PROPOSALS.

PROPOSAL 1 — REPURCHASE AND RE-DESIGNATION OF CLASS A ORDINARY SHARES AS CLASS B ORDINARY SHARES

IT IS NOTED:

(i)	Goh Kok E, the Company’s Chairman, Co-Chief Executive Officer and Chief Operating Officer, and Hsu Hui-Chen, the Company’s Director and Co-Chief Executive Officer (the “Shareholder”) holds 347,500 and 1,319,500 Class A ordinary shares of a par value of US$0.0001 each in the Company (“Repurchased Shares”);

(ii)	the Company has duly received a repurchase consent from the Shareholder confirming that he would like the Company to repurchase such Repurchased Shares (the “Repurchase”);

(iii)	the Repurchased Shares are fully paid at the date hereof and the Repurchase is to be funded out of the profits of the Company or the share premium account of the Company, and immediately following the Repurchase the Repurchased Shares will be cancelled by the Company; and

(iv)	immediately after the Repurchase, the value of the Company’s assets will exceed its liabilities; and the Company will be able to pay its debts as they fall due.

IT IS RESOLVED, as an ordinary resolution:

THAT (i) the Repurchase is in the best interests of the Company and that the Repurchase be approved accordingly, and that the Repurchased Shares be cancelled upon the Repurchase taking effect; (ii) as consideration for the Repurchase, the Company will issue to the Shareholder the same number of unclassified shares of a par value of US$0.0001 each out of the existing authorised but unissued share capital of the Company; and (iii) the board of directors of the Company be authorized to re-designate such unclassified shares as Class B ordinary shares of a par value of US$0.0001 each (the “Re-designation”) pursuant to Article 9(j) of the Company’s Second Amended and Restated Memorandum and Articles of Association (the “Current MAA”), such that, upon the Re-designation taking effect, (a) each such Class B ordinary share shall be entitled to fifty (50) votes on all matters subject to a vote at general meetings of the Company, and (b) the total number of Class B ordinary shares in issue shall be increased from 972,000 to 2,639,000, in each case within the limit on the total number of Class B ordinary shares prescribed by Article 9(j) of the Current MAA (as proportionally adjusted for the share consolidations described in the proxy statement accompanying this Notice); and

THAT, in addition, 10,000,000 unclassified shares of a par value of US$0.0001 each in the authorised but unissued share capital of the Company be re-designated as Class B ordinary shares of a par value of US$0.0001 each pursuant to Article 9(j) of the Current MAA, such that the number of shares designated as Class B ordinary shares in the authorised share capital of the Company shall be increased, and the number of unclassified shares correspondingly reduced, by 10,000,000 shares, with no change to the total authorised share capital of the Company, and such shares shall remain unissued unless and until issued by the board of directors of the Company in accordance with the Current MAA.

___ FOR ___ AGAINST ___ ABSTAIN

PROPOSAL 2 — GROUP RESTRUCTURING

IT IS RESOLVED, as an ordinary resolution:

THAT the Group Restructuring, comprising (a) the incorporation of a new holding company to acquire all five subsidiaries of the Company’s existing Malaysia holding company, Signature Tasty Claypot House Holding Sdn. Bhd., namely Signature Tasty Claypot House (GH) Sdn. Bhd., CHH KL Group Sdn. Bhd., GTL F&B Sdn. Bhd.  (which holds 80% of the equity interest in another Malaysian entity, GEF Family Food Court Sdn. Bhd.), Zi Wei Yuan (Raja Uda) Sdn. Bhd. and CCH Tropika Sdn. Bhd., and (b) the spin-off of Signature Tasty Claypot House Holding Sdn. Bhd. to one or more existing shareholders of the Company or an entity outside the Group controlled by one or more existing shareholders of the Company, with the transferee(s) assuming all existing and future liabilities and obligations of Signature Tasty Claypot House Holding Sdn. Bhd., on the terms and subject to the conditions set out in the proxy statement, be approved.

___ FOR ___ AGAINST ___ ABSTAIN

PROPOSAL 3 — AMENDMENT OF CLASS B VOTING RIGHTS

IT IS RESOLVED, as a special resolution:

THAT Article 12 of the Current MAA be amended such that each Class B ordinary share shall be entitled to one hundred (100) votes, instead of fifty (50) votes, on all matters subject to a vote at general meetings of the shareholders, and that the Third Restated MAA be approved and adopted to give effect to such amendment.

___ FOR ___ AGAINST ___ ABSTAIN

PROPOSAL 4 — REDOMICILIATION TO THE BRITISH VIRGIN ISLANDS

IT IS RESOLVED, as a special resolution:

THAT the Company be deregistered in the Cayman Islands pursuant to Article 164 of the Third Restated MAA and be registered by way of continuation in the British Virgin Islands pursuant to Part 12 of the Companies Act (As Revised) of the Cayman Islands and Part X of the BVI Business Companies Act (As Revised), and that new memorandum and articles of association compliant with the laws of the British Virgin Islands be adopted in replacement of the Third Restated MAA.

THAT it be recommended to the Directors that, conditional upon, and with effect from, the registration of the Company in the British Virgin Islands as a BVI business company under the laws of the British Virgin Islands, the registered office of the Company be changed to Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

___ FOR ___ AGAINST ___ ABSTAIN

PROPOSAL 5 — ADOPTION OF FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

IT IS RESOLVED, as a special resolution:

THAT, subject to the Company’s application for continuance into the British Virgin Islands being granted by the BVI Registrar of Corporate Affairs, the Third Amended and Restated Memorandum and Articles of Association of the Company be substituted in their entirety by a new Fourth Amended and Restated Memorandum and Articles of Association in the form annexed and marked “Annex B” to this Notice, with effect from the date of registration, and that any director of the Company be and is hereby authorised to execute and file all documents necessary to give effect to such adoption.

___ FOR ___ AGAINST ___ ABSTAIN

PROPOSAL 6 — ADJOURNMENT OF THE EGM

IT IS RESOLVED, as an ordinary resolution:

THAT the chairman of the EGM be authorized to adjourn the EGM (or any adjournment thereof) for the purpose of allowing the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolutions set forth in Proposal 3 to 5 above.

___ FOR ___ AGAINST ___ ABSTAIN

This Proxy is solicited on behalf of the management of CCH Holdings Ltd.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number: ______________

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder: ______________________________

Signature of Joint Shareholder: ______________________________

Dated: ______________________________